[AMERICAN GENERAL LIFE COMPANIES LOGO]

                                                                                                                           Lauren W. Jones
                                                                                                                           Chief Counsel, Product Development
                                                                                                                           Direct Line (713) 831-8470
                                                                                                                           FAX (713) 620-3878
                                                                                                                           E-mail: laurie.jones@aglife.com

                                                                            May 13, 2009

BY EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:

The United States Life Insurance Company in the City of New York ("USL") and
The United States Life Insurance Company in the City of New York
      Separate Account USL VL-R ("Registrant")
Survivor Advantagesm - VUL
File No. 333-153067 and No. 811-09359
Accession No. 0001193125-08-180610
EDGAR Submission Type RW Withdrawal Request
Withdrawal of Registration Statement Prior to Effectiveness Pursuant to Rule 477 of the 1933 Act

Dear Ladies and Gentlemen:

            Pursuant to Rule 477 of the Securities Act of 1933, the Registrant, a separate account of USL, hereby requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's registration statement on Form N-6, File Nos. 333-153067 and 811-09359, filed with the Commission on August 19, 2008, along with any amendments or exhibits filed thereto (the "Registration Statement").

       The Registration Statement has not been declared effective and is not effective. No securities were sold in connection with the Registration Statement.

       It is our understanding that this request for withdrawal of the Registration Statement will be deemed granted as of the date it is filed with the Commission unless the Registrant receives notice from the Commission within 15 calendar days from the date it is filed that that this request will not be granted.

       Any questions or comments concerning this request should be addressed to the undersigned at the above referenced number.

                                                                         Very truly yours,

                                                                         LAUREN W. JONES